Exhibit (a)(2)

Dear Gentiva Stockholders,

The Board of Directors (the “Board”) of Gentiva Health Services, Inc. (“Gentiva”), after careful consideration and consultation with its financial and legal advisors, has unanimously determined that the unsolicited tender offer from Kindred Healthcare, Inc. (“Kindred”) for $14.50 per share is grossly inadequate and not in the best interest of Gentiva or its stockholders.

For the reasons described below, we urge you to REJECT THE OFFER and NOT TENDER your shares pursuant to the Kindred Offer.

1. The Offer is opportunistic in exploiting a temporary decrease in Gentiva’s historical stock price

Kindred’s offer is timed to allow Kindred to offer inadequate consideration for Gentiva’s shares while claiming that it is offering a significant premium. The Offer represents a mere 4.7% premium to Gentiva’s pre-Offer 52-week high stock price of $13.85, reached on August 14, 2013. Indeed, the stock has traded above $14.50 for the majority of the time since Kindred commenced its tender offer. The Gentiva Board believes that the benefits received from the Harden acquisition and implementing strategic investments, including One Gentiva and GentivaLink, will allow Gentiva to continue to improve its operations and grow in its core market segments, and therefore represent investments in long-term value creation, which should accrue to Gentiva’s current stockholders.

2. The Offer significantly undervalues Gentiva

The Gentiva Board is confident that Gentiva’s current strategic plan will deliver significantly more value to Gentiva stockholders than the Offer. Gentiva’s public company peers trade at an average enterprise value of approximately 9.4 times research analysts’ 2014 EBITDA estimates.1 Analysis conducted by the Company’s financial advisors implies a standalone stock price substantially above the tender offer price. In addition, the Gentiva Board believes Gentiva has significantly greater scale and service diversity and superior operating margins than the Company’s comparable peers, clearly establishing it as the industry leader. Industry leaders within the healthcare services sector have historically commanded higher valuations compared to their peer group.

3. The Offer attempts to improve Kindred’s operations in home health and hospice at the expense of Gentiva’s stockholders

The acquisition of Gentiva would generate significant value for Kindred through material revenue, cost and operational synergies without providing Gentiva’s stockholders with a commensurate premium. Gentiva has made significant investments that the Gentiva Board believes, in concert with favorable industry growth trends, will generate enhanced stockholder value over the long term that should accrue to Gentiva’s current stockholders.

4. Gentiva has received oral inadequacy opinions and advice from both of its financial advisors

Gentiva’s financial advisors, Barclays and Edge Healthcare Partners, determined that the consideration offered to Gentiva’s stockholders was inadequate from a financial point of view.

[1]	For description of peer group and methodology, please refer to the Company’s 14D-9 filed with Securities and Exchange Commission.

The attached Schedule 14D-9 contains a complete discussion of these and other significant factors contributing to the Board’s recommendation. For the reasons described in the Schedule 14D-9, the Board strongly recommends for Gentiva stockholders to reject the Offer.

We urge you to read the Schedule 14D-9 carefully and in its entirety so you will be fully informed regarding the Board’s recommendation. If you have questions concerning the Schedule 14D-9 or need additional copies of Gentiva’s publicly filed materials, please contact our information agent, MacKenzie Partners, Inc. Toll-Free 800-322-2885 or 212-929-5500 (call collect).

We appreciate your continued trust as we work to protect your interests and deliver value for all Gentiva stockholders.

On behalf of the Board of Directors,

/s/ Rod Windley

Rod Windley, Executive Chairman of Gentiva.